UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 20, 2016

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

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NEWS RELEASE

Release Time	IMMEDIATE

Date	20 January 2016

Release Number	2/16

BHP BILLITON OPERATIONAL REVIEW

FOR THE HALF YEAR ENDED 31 DECEMBER 2015

•	Further productivity improvements supported the robust production performance across our operated assets during the period.

•	Full year production guidance maintained for Petroleum, Copper and Coal.

•	Guidance at Western Australia Iron Ore (WAIO) maintained at 270 Mt (100% basis) as continued productivity is expected to offset one-off operational issues from the December quarter. Total iron ore guidance reduced by 10 Mt to 237 Mt due to the suspension of production at Samarco.

•	Four major projects under development are tracking to plan. The North West Shelf Greater Western Flank-A petroleum project was completed under budget and ahead of schedule. The Greater Western Flank-B project was approved during the period.

•	Underlying attributable profit(1) in the December 2015 half year is expected to include additional charges in a range of approximately US$300 million to US$450 million (detail presented on page 2).

Production	Dec H15	vs Dec H14
Petroleum (MMboe)	125	(5%)	Lower gas volumes reflect deferral of development activity in Onshore US and natural field decline in our Conventional assets.
Copper (kt)	762	(6%)	Increased throughput enabled by the ramp up of the Escondida Organic Growth Project 1 and strong operating performance across the business partially offset expected lower grades at Escondida.
Iron ore (Mt)	118	4%	Record WAIO volumes for the half year as the Jimblebar mining hub operated at full capacity following ramp-up in the prior year.
Metallurgical coal (Mt)	21	(3%)	Record production at four Queensland Coal mines partially offset a convergence event at Broadmeadow and planned closure of Crinum.
Energy coal (Mt)	19	(3%)	Unfavourable weather conditions at NSWEC and Cerrejón.

BHP Billiton Chief Executive Officer, Andrew Mackenzie, said: “Our operated assets continued to perform well over the last six months. The strong performance of our conventional petroleum assets has offset lower shale volumes following a reduction in investment to preserve the value of our acreage in current market conditions. Increased throughput at Escondida helped mitigate the impact of expected grade decline and better productivity supported production at Queensland Coal. These efforts have allowed us to maintain production guidance for Petroleum, Copper, Coal and Western Australia Iron Ore.

“Commodity prices fell substantially in the first half of the 2016 financial year putting pressure on the whole resources sector. We continue to cut costs and remain focused on safely improving our operational performance to enhance the resilience of our business. In this environment, we are also committed to protecting our strong balance sheet so we have the financial flexibility to manage further volatility and take advantage of the expected recovery in copper and oil over the medium term.”

1

Summary

Operational performance

Production for the December 2015 half year and quarter and guidance for the 2016 financial year are summarised in the table below.

	Dec	Dec	Dec H15	Dec Q15	Dec Q15	Previous	Current
	2015	2015	vs	vs	vs	FY16	FY16
Production	Half	Qtr	Dec H14	Dec Q14	Sep Q15	guidance	guidance
Petroleum (MMboe)	124.7	60.2	(5%)	(5%)	(7%)	237	237
Onshore US (MMboe)	58.4	28.5	(5%)	(9%)	(4%)	112	109
Copper (Mt)	0.8	0.4	(6%)	(9%)	2%	1.5	1.5
Escondida (kt)	452	221	(18%)	(22%)	(4%)	940	940
Iron ore (Mt)	118	57	4%	1%	(7%)	247	237
WAIO (100% basis) (Mt)	131	64	6%	5%	(4%)	270	270
Metallurgical coal (Mt)	21	10	(3%)	(6%)	0%	40	40
Energy coal (Mt)(2)	19	10	(3%)	(6%)	(3%)	40	40

Major development projects

During the December 2015 quarter, BHP Billiton approved an investment of US$314 million (BHP Billiton share) for the North West Shelf Greater Western Flank-B petroleum project. This follows the delivery of first production from the North West Shelf Greater Western Flank-A project during the December 2015 quarter, which was completed under budget and ahead of schedule. The Flank-A project will not be reported in future Operational Reviews.

At the end of the December 2015 quarter, BHP Billiton had four major projects under development in Petroleum, Copper and Potash, with a combined budget of US$6.9 billion over the life of the projects.

Corporate update

BHP Billiton expects Underlying attributable profit in the December 2015 half year to include additional charges in a range of approximately US$300 million to US$450 million related to: (1) redundancies largely associated with the simplification of our business, rig terminations in Onshore US and closure of the Crinum coal mine; (2) inventory write-downs reflecting significantly weaker commodity prices; and (3) global royalty and taxation matters.

Additional charges to be recognised in the December 2015 half year (US$ million)	Underlying EBIT(1)	Underlying attributable profit(1)
Redundancies and closure(i): across all businesses	200 to 250	125 to 175
Inventory write-downs: across all minerals businesses	100 to 150	50 to 100
Global royalty and taxation matters	125 to 175	125 to 175

Total charges	425 to 575	300 to 450

(i)	Includes rig termination charges in Onshore US

In addition, the Group expects to record a number of exceptional items in the December 2015 half year.

On 15 January 2016, BHP Billiton announced that it expects to recognise an impairment charge of approximately US$4.9 billion post-tax (or approximately US$7.2 billion pre-tax) against the carrying value of its Onshore US assets. The impairment reflects changes to price assumptions, discount rates and development plans. This follows significant volatility and much weaker prices experienced in the oil and gas industry which have more than offset our substantial productivity improvements. This impairment will be reported as an exceptional item in the interim financial results to be released in February 2016.

‘Global taxation matters’ includes potential litigation and tax-related amounts.

BHP Billiton Operational Review for the half year ended 31 December 2015	2

Exceptional items to be recognised in the December 2015 half year (US$ billion)	Attributable profit
Impairment of Onshore US assets	~4.9
Global taxation matters	0.25 to 0.45

On 5 November 2015, the Samarco Mineração S.A (Samarco) iron ore operation in Minas Gerais, Brazil, experienced a breach of the Fundão tailings dam and Santarém water dam. Samarco is continuing to work on quantifying the estimated costs related to the tragedy and, therefore, it is too early to provide an estimate of the financial impact on BHP Billiton. We are continuing to work closely with Samarco and will provide an estimate as soon as we are in a position to do so. BHP Billiton’s 50 per cent interest in Samarco is recorded as an equity accounted investment as one line on the balance sheet. Any charges related to the event are expected to be classified as an exceptional item.

The Group’s adjusted effective tax rate(3) is expected to remain in the range of 33 per cent to 37 per cent in the December 2015 half year.

The above guidance will be updated should material information or events arise as the Group finalises its financial statements.

Marketing update

The average realised prices achieved for our major commodities are summarised in the table below. Iron ore shipments, on average, were linked to the index price for the month of shipment, with price differentials reflecting product quality. The majority of metallurgical coal and energy coal exports were linked to the index price for the month of shipment or sold on the spot market, with price differentials reflecting product quality.

Average realised prices(i)	Dec 2015 Half	Dec 2014 Half	June 2015 Half	FY15	Dec H15 vs Dec H14	Dec H15 vs Jun H15	Dec H15 vs FY15
Oil (crude and condensate) (US$/bbl)	42	85	52	68	(51%)	(19%)	(38%)
Natural gas (US$/Mscf)(ii)	2.91	4.21	3.29	3.77	(31%)	(12%)	(23%)
US natural gas (US$/Mscf)	2.35	3.89	2.59	3.27	(40%)	(9%)	(28%)
LNG (US$/Mscf)	8.24	13.76	9.40	11.65	(40%)	(12%)	(29%)
Copper (US$/lb)	2.12	2.98	2.61	2.78	(29%)	(19%)	(24%)
Iron ore (US$/wmt, FOB)	43	70	53	61	(39%)	(19%)	(30%)
Hard coking coal (US$/t)	82	110	99	105	(25%)	(17%)	(22%)
Weak coking coal (US$/t)	67	92	85	88	(27%)	(21%)	(24%)
Thermal coal (US$/t)(iii)	49	61	56	58	(20%)	(13%)	(16%)
Nickel metal (US$/t)	9,926	16,905	13,688	15,301	(41%)	(27%)	(35%)

(i)	Based on provisional, unaudited estimates. Prices exclude third party product and internal sales, and represent the weighted average of various sales terms (for example: FOB, CIF and CFR), unless otherwise noted.
(ii)	Includes internal sales
(iii)	Export sales only; excludes Cerrejón. Includes thermal coal sales from metallurgical coal mines.

At 31 December 2015, the Group had 268 kt of outstanding copper sales that were revalued at a weighted average price of US$2.14 per pound. The final price of these sales will be determined over the remainder of the 2016 financial year. In addition, 363 kt of copper sales from the 2015 financial year were subject to a finalisation adjustment in the current period. The provisional pricing and finalisation adjustments will decrease earnings before interest and tax by US$336 million in the December 2015 half year.

BHP Billiton Operational Review for the half year ended 31 December 2015	3

Petroleum

Production

	Dec 2015 Half	Dec 2015 Qtr	Dec H15 vs Dec H14	Dec Q15 vs Dec Q14	Dec Q15 vs Sep Q15
Crude oil, condensate and natural gas liquids (MMboe)	60.5	29.8	(3%)	(4%)	(3%)
Natural gas (bcf)	385.6	182.8	(7%)	(6%)	(10%)

Total petroleum production (MMboe)	124.7	60.2	(5%)	(5%)	(7%)

Total petroleum production – Total petroleum production for the December 2015 half year decreased by five per cent to 124.7 MMboe. Guidance for the 2016 financial year remains unchanged at 237 MMboe, as the strong performance by our Conventional business offset lower volumes following a further reduction in Onshore US activity, a third party gas plant outage in the Permian and the successful divestment of our gas business in Pakistan.

Crude oil, condensate and natural gas liquids – Crude oil, condensate and natural gas liquids production for the December 2015 half year decreased by three per cent to 60.5 MMboe.

Onshore US liquids volumes for the December 2015 half year rose by eight per cent to 26.3 MMboe, underpinned by an increase in liquids production from the Black Hawk and Permian of nine per cent and 78 per cent, respectively. However, a reduction in capital spend of approximately 25 per cent contributed to a three per cent decline in liquids production from the Black Hawk and Permian, relative to the September 2015 quarter. Given a further reduction in development activity, annual liquids volumes from these liquids-rich fields are now expected to show a modest decline year on year.

In our Conventional business, a nine per cent decrease in liquids production reflects the impact of industrial action at Bass Strait and natural field decline across the portfolio.

Natural gas – Natural gas production for the December 2015 half year declined by seven per cent to 386 bcf.

The decline primarily reflects lower Onshore US gas volumes as a result of the decision to defer development activity for longer-term value. This was partially offset by higher seasonal demand at Bass Strait.

Projects

Project and ownership	Capital expenditure (US$m)	Initial production target date	Capacity	Progress
North West Shelf Greater Western Flank-A (Australia) 16.67% (non-operator)	400	CY16	To maintain LNG plant throughput from the North West Shelf operations.	First production achieved in Q4 CY15. Project completed ahead of schedule and under budget.
Bass Strait Longford Gas Conditioning Plant (Australia) 50% (non-operator)	520	CY16	Designed to process approximately 400 MMcf/d of high-CO2 gas.	On schedule and budget. The overall project is 76% complete.
North West Shelf Greater Western Flank-B (Australia) 16.67% (non-operator)	314	CY19	To maintain LNG plant throughput from the North West Shelf operations.	Project approved by all joint venture partners in December 2015.

Conventional capital expenditure of US$1.5 billion is expected for the 2016 financial year, and remains focused on high-return infill drilling opportunities in the Gulf of Mexico and Western Australia, as well as life extension projects at Bass Strait and North West Shelf.

BHP Billiton Operational Review for the half year ended 31 December 2015	4

Onshore US development activity

Onshore US drilling and development expenditure for the December 2015 half year was approximately US$850 million, less than half the December 2014 half year. Our operated rig count remained at seven in the December 2015 quarter, however, we plan a reduction of two additional rigs from the Black Hawk in the March 2016 quarter as we continue to improve drilling efficiency and defer development activity to preserve value. An update to the drilling and development expenditure budget for the 2016 financial year will be provided with the release of our interim results in February 2016.

December 2015 half year		Liquids focused areas		Gas focused areas
(December 2014 half year)		Eagle Ford	Permian	Haynesville	Fayetteville	Total
Capital expenditure(i)	US$ billion	0.6 (1.2)	0.2 (0.4)	0.0 (0.2)	0.0 (0.1)	0.8 (1.9)
Rig allocation	At period end	5 (18)	2 (5)	0 (3)	0 (0)	7 (26)
Net wells drilled and completed(ii)	Period total	74 (85)	19 (18)	4 (13)	10 (8)	107 (124)
Net productive wells	At period end	912 (732)	94 (49)	409 (406)	1,085 (1,021)	2,500 (2,208)

(i)	Includes land acquisition, site preparation, drilling, completions, well site facilities, mid-stream infrastructure and pipelines.
(ii)	Can vary between periods based on changes in rig activity and the inventory of wells drilled but not yet completed at period end.

Petroleum exploration

Exploration and appraisal wells drilled during the December 2015 half year are summarised below.

Well	Location	Target	BHP Billiton equity	Spud date	Water depth	Total well depth	Status
Shenzi North-ST2	Gulf of Mexico GC609	Oil	44% (operator)	15 August 2015	1,309 m	9,332 m	Hydrocarbons encountered; Plugged and abandoned
Shenzi North-ST3	Gulf of Mexico GC609	Oil	72% (operator)	24 October 2015	1,309 m	9,577 m	Hydrocarbons encountered; Evaluation ongoing

Our Petroleum exploration is focused in the deepwater Gulf of Mexico, the Caribbean and the Beagle sub-basin off the coast of Western Australia. We are pursuing high-quality oil plays in these three focus areas and continue to invest opportunistically in future growth options. Since August 2015, BHP Billiton has acquired 26 blocks in the Western Gulf of Mexico Lease Sale with a 100 per cent working interest.

Petroleum exploration expenditure for the December 2015 half year was US$321 million, of which US$126 million was expensed. A US$600 million exploration program remains on plan for the 2016 financial year, largely focused on acreage access, seismic data acquisition across our three key focus areas and increased activity in our exploration drilling program.

BHP Billiton Operational Review for the half year ended 31 December 2015	5

Copper

Production

	Dec 2015 Half	Dec 2015 Qtr	Dec H15 vs Dec H14	Dec Q15 vs Dec Q14	Dec Q15 vs Sep Q15
Copper (kt)	762	385	(6%)	(9%)	2%
Zinc (t)	37,051	16,454	0%	1%	(20%)
Silver (troy koz)	6,056	2,863	36%	37%	(10%)
Uranium oxide concentrate (t)	2,547	1,386	31%	29%	19%

Copper – Total copper production for the December 2015 half year decreased by six per cent to 762 kt as continued strong operating performance across the business was offset by grade decline at Escondida, as anticipated. Guidance for the 2016 financial year remains unchanged at 1.5 Mt.

Escondida copper production for the December 2015 half year decreased by 18 per cent to 452 kt as record material mined, underpinned by improvements in truck availability and utilisation, was more than offset by a 25 per cent decline in grade. Increased ore milled during the period was enabled by a drawdown of historically high-cost, lower grade ore inventory. Production guidance for Escondida remains unchanged at approximately 940 kt for the 2016 financial year, as the ramp up of the Organic Growth Project 1 progresses ahead of plan and is expected to reach full capacity during the year. In the medium term, completion of the Escondida Water Supply project and the potential life extension of Los Colorados will enable utilisation of three concentrators to offset grade decline and support a strong recovery in production(4).

Pampa Norte copper production for the December 2015 half year was broadly unchanged at 126 kt, as record ore milled and higher grade underpinned record production at Spence and offset lower recoveries at Cerro Colorado. Copper production at Cerro Colorado increased by 37 per cent in the December 2015 quarter relative to the September 2015 quarter as mining progressed through a zone of higher-grade ore. The Spence and Cerro Colorado triennial collective bargaining agreements were successfully concluded in December 2015 and January 2016 respectively. Production at Pampa Norte for the 2016 financial year is now expected to be ahead of the prior year despite a short period of industrial action at Cerro Colorado. In the short to medium term, the Spence Recovery Optimisation project will enable the full utilisation of approximately 200 ktpa of tankhouse capacity.

Olympic Dam copper production increased by 37 per cent from the December 2014 half year to a record 112 kt and reflects record ore milled and improved smelter utilisation following planned maintenance in the prior period. Copper grade increased by 35 per cent in the December 2015 quarter in line with the mine plan. Olympic Dam copper production is now on track to exceed 200 kt for the 2016 financial year.

Antamina copper production for the December 2015 half year increased by 36 per cent to 72 kt as higher grades and recoveries were supported by record material mined and milled. Antamina copper production of 136 kt is forecast for the 2016 financial year.

Project

Project and ownership	Capital expenditure (US$m)	Initial production target date	Capacity	Progress
Escondida Water Supply (Chile) 57.5%	3,430	CY17	New desalination facility to ensure continued water supply to Escondida.	On schedule and budget. The overall project is 76% complete.

BHP Billiton Operational Review for the half year ended 31 December 2015	6

Iron Ore

Production

	Dec 2015 Half	Dec 2015 Qtr	Dec H15 vs Dec H14	Dec Q15 vs Dec Q14	Dec Q15 vs Sep Q15
Iron ore (kt)	118,275	56,960	4%	1%	(7%)

Iron ore – Total iron ore production for the December 2015 half year increased by four per cent to 118 Mt. Production for the 2016 financial year is now expected to be 237 Mt, four per cent lower than prior guidance, and reflects the suspension of operations at Samarco.

WAIO production increased by six per cent in the December 2015 half year to a record 131 Mt (100 per cent basis), underpinned by the Jimblebar mining hub operating at full capacity and improved ore handling plant utilisation at Newman. This was partially offset by a train derailment and a power outage at the port which reduced volumes in the December 2015 quarter. WAIO guidance for the 2016 financial year remains unchanged at 270 Mt (100 per cent basis) subject to a benign wet season, as continued productivity is expected to offset the one-off operational issues from the December 2015 quarter. The ramp-up of additional capacity at the Jimblebar mining hub and further improvements in the efficiency of the integrated supply chain will deliver an increase in system capacity to 290 Mtpa over time.

Samarco production for the December 2015 half year decreased by 25 per cent to 11 Mt (100 per cent basis). Mining and processing operations at Samarco remain suspended following the breach of the Fundão tailings dam and Santarém water dam on 5 November 2015. Pellets continued to be shipped from port stockpiles during the December 2015 quarter with the final shipment of pellets expected in January 2016.

The sale of BHP Billiton’s 100 per cent interest in its Liberia iron ore project to Cavalla Resources was completed in October 2015.

BHP Billiton Operational Review for the half year ended 31 December 2015	7

Coal

Production

	Dec 2015 Half	Dec 2015 Qtr	Dec H15 vs Dec H14	Dec Q15 vs Dec Q14	Dec Q15 vs Sep Q15
Metallurgical coal (kt)	20,934	10,485	(3%)	(6%)	0%
Energy coal (kt)	19,384	9,537	(3%)	(6%)	(3%)

Metallurgical coal – Metallurgical coal production for the December 2015 half year decreased by three per cent to 21 Mt. Guidance for the 2016 financial year remains unchanged at 40 Mt.

Queensland Coal production declined in the December 2015 half year as record production at the Blackwater, Daunia, Caval Ridge and South Walker Creek mines was offset by a convergence event at the Broadmeadow mine, which has since resumed normal operations, and completion of longwall mining at the Crinum mine. The Crinum mine will transition into care and maintenance in the March 2016 quarter.

Energy coal – Energy coal production for the December 2015 half year decreased by three per cent to 19 Mt. Guidance for the 2016 financial year remains unchanged at 40 Mt(2).

Lower production for the December 2015 half year reflected continued drought conditions at Cerrejón and the impact of heavy rainfall at New South Wales Energy Coal. A 16 per cent increase in Navajo Coal volumes due to higher customer demand was offset by lower customer requirements for our San Juan product.

On 2 July 2015, BHP Billiton announced that the sale agreement for the San Juan Mine to Westmoreland Coal Company (WCC) had been executed. Regulatory approval has been received and the transaction is now expected to be completed in the March 2016 quarter, following agreement with both parties to ensure all closing conditions are met.

BHP Billiton Operational Review for the half year ended 31 December 2015	8

Other

Nickel production

	Dec 2015 Half	Dec 2015 Qtr	Dec H15 vs Dec H14	Dec Q15 vs Dec Q14	Dec Q15 vs Sep Q15
Nickel (kt)	37.3	15.2	(23%)	(36%)	(31%)

Nickel – Nickel West production for the December 2015 half year decreased by 23 per cent to 37.3 kt. Lower volumes reflected planned major outages at the Kalgoorlie smelter and Kwinana refinery during the December 2015 quarter and a reduction in third party ore delivered to the Kambalda concentrator.

Potash project

Project and ownership	Investment (US$m)	Scope	Progress
Jansen Potash (Canada) 100%	2,600	Investment to finish the excavation and lining of the production and service shafts, and to continue the installation of essential surface infrastructure and utilities.	The project is 54% complete and within the approved budget. Shaft excavation is progressing.

Minerals exploration

Minerals exploration expenditure for the December 2015 half year was US$89 million, of which US$73 million was expensed. Greenfield minerals exploration is predominantly focused on advancing copper targets within Chile, Peru and the South-West United States.

Variance analysis relates to the relative performance of BHP Billiton and/or its operations during the December 2015 half year compared with the December 2014 half year, unless otherwise noted. Production volumes, sales volumes and capital and exploration expenditure from subsidiaries are reported on a 100 per cent basis; production and sales volumes from equity accounted investments and other operations are reported on a proportionate consolidation basis.

The following footnotes apply to this Operational Review:

(1)	Underlying attributable profit and Underlying EBIT are used to reflect the underlying performance of BHP Billiton. Underlying attributable profit is Attributable profit excluding any exceptional items. Underlying EBIT is earnings before net finance costs, taxation and any exceptional items.
(2)	Guidance assumes a full year of production from the San Juan mine.
(3)	The Group’s adjusted effective tax rate excludes the influence of exchange rate movements and exceptional items.
(4)	Subject to Escondida Owners Council approval.

The following abbreviations may have been used throughout this report: barrels (bbl); billion cubic feet (bcf); cost and freight (CFR); cost, insurance and freight (CIF); dry metric tonne unit (dmtu); free on board (FOB); grams per tonne (g/t); kilograms per tonne (kg/t); kilometre (km); metre (m); million barrels of oil equivalent (MMboe); million cubic feet per day (MMcf/d); million tonnes (Mt); million tonnes per annum (Mtpa); ounces (oz); pounds (lb); thousand barrels of oil equivalent (Mboe); thousand ounces (koz); thousand standard cubic feet (Mscf); thousand tonnes (kt); thousand tonnes per annum (ktpa); thousand tonnes per day (ktpd); tonnes (t); and wet metric tonnes (wmt).

BHP Billiton Operational Review for the half year ended 31 December 2015	9

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BHP Billiton Operational Review for the half year ended 31 December 2015	10

PRODUCTION SUMMARY

		QUARTER ENDED					YEAR TO DATE
	BHP Billiton interest	DEC 2014	MAR 2015	JUN 2015	SEP 2015	DEC 2015	DEC 2015	DEC 2014

Petroleum (1)
Petroleum
Crude oil, condensate and NGL (Mboe)
Onshore US		12,905	15,848	15,413	13,453	12,805	26,258	24,365
Conventional		18,258	15,450	15,759	17,259	16,976	34,235	37,743

Total		31,163	31,298	31,172	30,712	29,781	60,493	62,108

Natural gas (bcf)
Onshore US		110.3	99.9	96.4	98.2	94.4	192.6	223.9
Conventional		84.1	81.6	95.4	104.6	88.4	193.0	189.4

Total		194.4	181.5	191.8	202.8	182.8	385.6	413.3

Total petroleum production (MMboe)		63.6	61.5	63.2	64.5	60.2	124.7	131.0

Copper (2)
Copper
Payable metal in concentrate (kt)
Escondida (3)	57.5%	208.8	260.9	247.0	159.6	131.7	291.3	408.2
Antamina	33.8%	27.3	26.7	28.0	35.1	37.2	72.3	53.0

Total		236.1	287.6	275.0	194.7	168.9	363.6	461.2

Cathode (kt)
Escondida (3)	57.5%	75.0	77.3	88.8	70.9	89.3	160.2	144.3
Pampa Norte (4)	100%	69.6	66.5	57.7	56.8	69.0	125.8	125.4
Olympic Dam	100%	43.0	28.6	13.7	54.9	57.4	112.3	82.2

Total		187.6	172.4	160.2	182.6	215.7	398.3	351.9

Total copper		423.7	460.0	435.2	377.3	384.6	761.9	813.1

Lead
Payable metal in concentrate (t)
Antamina	33.8%	486	493	448	857	1,024	1,881	1,119

Total		486	493	448	857	1,024	1,881	1,119

Zinc
Payable metal in concentrate (t)
Antamina	33.8%	16,271	13,571	15,857	20,597	16,454	37,051	37,007

Total		16,271	13,571	15,857	20,597	16,454	37,051	37,007

Gold
Payable metal in concentrate (troy oz)
Escondida (3)	57.5%	12,710	21,265	25,554	23,805	17,889	41,694	34,690
Olympic Dam (refined gold)	100%	38,537	26,441	9,438	29,349	39,299	68,648	68,901

Total		51,247	47,706	34,992	53,154	57,188	110,342	103,591

Silver
Payable metal in concentrate (troy koz)
Escondida (3)	57.5%	958	1,355	1,314	1,181	962	2,143	2,117
Antamina	33.8%	885	872	1,115	1,766	1,636	3,402	1,839
Olympic Dam (refined silver)	100%	243	172	55	246	265	511	497

Total		2,086	2,399	2,484	3,193	2,863	6,056	4,453

Uranium
Payable metal in concentrate (t)
Olympic Dam	100%	1,076	607	595	1,161	1,386	2,547	1,942

Total		1,076	607	595	1,161	1,386	2,547	1,942

Molybdenum
Payable metal in concentrate (t)
Antamina	33.8%	75	151	206	92	232	324	115

Total		75	151	206	92	232	324	115

BHP Billiton Operational Review for the half year ended 31 December 2015	11

PRODUCTION SUMMARY

		QUARTER ENDED					YEAR TO DATE
	BHP Billiton interest	DEC 2014	MAR 2015	JUN 2015	SEP 2015	DEC 2015	DEC 2015	DEC 2014

Iron Ore
Iron Ore
Production (kt) (5)
Newman	85%	16,012	14,916	16,062	18,006	17,003	35,009	32,719
Area C Joint Venture	85%	11,314	13,201	12,214	12,163	11,723	23,886	24,579
Yandi Joint Venture	85%	17,694	16,798	17,452	16,886	15,960	32,846	34,301
Jimblebar (6)	85%	2,813	4,513	5,462	3,262	4,852	8,114	6,784
Wheelarra	85%	4,755	5,965	5,159	7,259	5,757	13,016	7,870
Samarco	50%	3,764	3,586	3,737	3,739	1,665	5,404	7,190

Total		56,352	58,979	60,086	61,315	56,960	118,275	113,443

Coal
Metallurgical coal
Production (kt) (7)
BMA	50%	9,009	7,602	9,023	8,087	8,207	16,294	17,237
BHP Billiton Mitsui Coal (8)	80%	2,128	2,057	2,370	2,347	2,191	4,538	4,332
Haju (9)	75%	—	—	—	15	87	102	—

Total		11,137	9,659	11,393	10,449	10,485	20,934	21,569

Energy coal
Production (kt)
USA	100%	2,512	2,247	2,574	2,676	2,632	5,308	5,202
Australia	100%	4,608	5,252	5,086	4,644	4,277	8,921	9,360
Colombia	33.3%	3,003	2,975	2,944	2,527	2,628	5,155	5,372

Total		10,123	10,474	10,604	9,847	9,537	19,384	19,934

Other
Nickel
Saleable production (kt)
Nickel West	100%	23.7	21.9	19.3	22.1	15.2	37.3	48.7

Total		23.7	21.9	19.3	22.1	15.2	37.3	48.7

(1)	LPG and ethane are reported as natural gas liquids (NGL). Product-specific conversions are made and NGL is reported in barrels of oil equivalent (boe). Total boe conversions are based on 6 bcf of natural gas equals 1 MMboe.
(2)	Metal production is reported on the basis of payable metal.
(3)	Shown on a 100% basis. BHP Billiton interest in saleable production is 57.5%.
(4)	Includes Cerro Colorado and Spence.
(5)	Iron ore production is reported on a wet tonnes basis.
(6)	Shown on a 100% basis. BHP Billiton interest in saleable production is 85%.
(7)	Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(8)	Shown on a 100% basis. BHP Billiton interest in saleable production is 80%.
(9)	Shown on a 100% basis. BHP Billiton interest in saleable production is 75%.

BHP Billiton Operational Review for the half year ended 31 December 2015	12

PRODUCTION AND SALES REPORT

		QUARTER ENDED					YEAR TO DATE
		DEC 2014	MAR 2015	JUN 2015	SEP 2015	DEC 2015	DEC 2015	DEC 2014

Petroleum (1)

Bass Strait
Crude oil and condensate	(Mboe)	2,284	1,156	1,707	1,877	1,390	3,267	5,102
NGL	(Mboe)	1,512	961	1,548	2,091	1,307	3,398	3,673
Natural gas	(bcf)	18.8	18.3	31.9	38.7	23.9	62.6	52.1

Total petroleum products	(MMboe)	6.9	5.2	8.6	10.4	6.7	17.1	17.5

North West Shelf
Crude oil and condensate	(Mboe)	1,395	1,355	1,215	1,362	1,423	2,785	2,896
NGL	(Mboe)	273	268	198	227	235	462	566
Natural gas	(bcf)	33.4	32.8	29.9	33.9	34.9	68.8	70.3

Total petroleum products	(MMboe)	7.2	7.1	6.4	7.2	7.5	14.7	15.2

Stybarrow (2)
Crude oil and condensate	(Mboe)	248	194	93	(8)	—	(8)	473

Total petroleum products	(MMboe)	0.2	0.2	0.1	(0.0)	—	(0.0)	0.5

Pyrenees
Crude oil and condensate	(Mboe)	1,901	1,709	1,435	2,096	2,331	4,427	4,010

Total petroleum products	(MMboe)	1.9	1.7	1.4	2.1	2.3	4.4	4.0

Other Australia (3)
Crude oil and condensate	(Mboe)	11	11	13	13	9	22	28
Natural gas	(bcf)	13.0	14.1	16.0	16.6	14.4	31.0	29.4

Total petroleum products	(MMboe)	2.2	2.4	2.7	2.8	2.4	5.2	4.9

Atlantis (4)
Crude oil and condensate	(Mboe)	3,740	3,645	3,110	3,637	4,257	7,894	7,915
NGL	(Mboe)	294	245	209	231	278	509	542
Natural gas	(bcf)	2.3	1.7	1.7	1.6	2.0	3.6	4.0

Total petroleum products	(MMboe)	4.4	4.2	3.6	4.1	4.9	9.0	9.1

Mad Dog (4)
Crude oil and condensate	(Mboe)	877	720	651	588	648	1,236	1,267
NGL	(Mboe)	42	37	20	23	41	64	63
Natural gas	(bcf)	0.1	0.1	0.1	0.1	0.1	0.2	0.2

Total petroleum products	(MMboe)	0.9	0.8	0.7	0.6	0.7	1.3	1.4

Shenzi (4)
Crude oil and condensate	(Mboe)	3,502	3,283	3,369	3,277	3,185	6,462	7,032
NGL	(Mboe)	260	235	174	236	269	505	531
Natural gas	(bcf)	0.8	0.7	0.7	0.7	0.8	1.5	1.6

Total petroleum products	(MMboe)	3.9	3.6	3.7	3.6	3.6	7.2	7.8

Eagle Ford (5)
Crude oil and condensate	(Mboe)	8,098	10,837	9,363	7,700	7,156	14,856	15,158
NGL	(Mboe)	3,638	3,868	4,183	3,799	3,806	7,605	7,059
Natural gas	(bcf)	26.3	27.7	26.1	25.8	25.4	51.2	54.8

Total petroleum products	(MMboe)	16.1	19.3	17.9	15.8	15.2	31.0	31.4

Permian (5)
Crude oil and condensate	(Mboe)	807	856	1,447	1,481	1,354	2,835	1,408
NGL	(Mboe)	358	287	420	473	488	961	720
Natural gas	(bcf)	2.8	2.1	3.0	3.9	3.4	7.3	5.8

Total petroleum products	(MMboe)	1.6	1.5	2.4	2.6	2.4	5.0	3.1

Haynesville (5) (6)
Crude oil and condensate	(Mboe)	4	—	—	—	1	1	20
Natural gas	(bcf)	43.6	37.8	35.4	36.4	34.7	71.1	89.3

Total petroleum products	(MMboe)	7.3	6.3	5.9	6.1	5.8	11.9	14.9

BHP Billiton Operational Review for the half year ended 31 December 2015	13

PRODUCTION AND SALES REPORT

		QUARTER ENDED					YEAR TO DATE
		DEC 2014	MAR 2015	JUN 2015	SEP 2015	DEC 2015	DEC 2015	DEC 2014

Petroleum (continued) (1)

Fayetteville (5)
Natural gas	(bcf)	37.6	32.3	31.9	32.1	30.9	63.0	74.0

Total petroleum products	(MMboe)	6.3	5.4	5.3	5.4	5.2	10.5	12.3

Trinidad/Tobago
Crude oil and condensate	(Mboe)	227	196	562	242	185	427	479
Natural gas	(bcf)	7.8	7.2	9.1	7.6	7.4	15.0	16.6

Total petroleum products	(MMboe)	1.5	1.4	2.1	1.5	1.4	2.9	3.2

Other Americas (4) (7)
Crude oil and condensate	(Mboe)	500	348	348	361	360	721	849
NGL	(Mboe)	25	14	11	12	16	28	63
Natural gas	(bcf)	0.2	0.2	0.1	0.2	0.2	0.4	0.4

Total petroleum products	(MMboe)	0.6	0.4	0.4	0.4	0.4	0.8	1.0

UK
Crude oil and condensate	(Mboe)	77	64	76	59	74	133	111
NGL	(Mboe)	7	7	83	(4)	27	23	11
Natural gas	(bcf)	1.4	1.1	1.0	1.0	1.0	2.0	2.1

Total petroleum products	(MMboe)	0.3	0.3	0.3	0.2	0.3	0.5	0.5

Algeria
Crude oil and condensate	(Mboe)	1,050	975	912	916	922	1,838	2,061

Total petroleum products	(MMboe)	1.1	1.0	0.9	0.9	0.9	1.8	2.1

Pakistan
Crude oil and condensate	(Mboe)	33	27	25	23	19	42	71
Natural gas	(bcf)	6.3	5.4	4.9	4.2	3.7	7.9	12.7

Total petroleum products	(MMboe)	1.1	0.9	0.8	0.7	0.6	1.4	2.2

Total petroleum products
Crude oil and condensate
Onshore US	(Mboe)	8,909	11,693	10,810	9,181	8,511	17,692	16,586
Conventional	(Mboe)	15,845	13,683	13,516	14,443	14,803	29,246	32,294

Total	(Mboe)	24,754	25,376	24,326	23,624	23,314	46,938	48,880

NGL
Onshore US	(Mboe)	3,996	4,155	4,603	4,272	4,294	8,566	7,779
Conventional	(Mboe)	2,413	1,767	2,243	2,816	2,173	4,989	5,449

Total	(Mboe)	6,409	5,922	6,846	7,088	6,467	13,555	13,228

Natural gas
Onshore US	(bcf)	110.3	99.9	96.4	98.2	94.4	192.6	223.9
Conventional	(bcf)	84.1	81.6	95.4	104.6	88.4	193.0	189.4

Total	(bcf)	194.4	181.5	191.8	202.8	182.8	385.6	413.3

(1)	Total boe conversions are based on 6 bcf of natural gas equals 1 MMboe. Negative production figures represent finalisation adjustments.
(2)	Stybarrow ceased production on 26 June 2015.
(3)	Other Australia includes Minerva and Macedon.
(4)	Gulf of Mexico volumes are net of royalties.
(5)	Onshore US volumes are net of mineral holder royalties.
(6)	Haynesville includes North Louisiana Conventional.
(7)	Other Americas includes Neptune, Genesis and Overriding Royalty Interest.

BHP Billiton Operational Review for the half year ended 31 December 2015	14

PRODUCTION AND SALES REPORT

		QUARTER ENDED					YEAR TO DATE
		DEC 2014	MAR 2015	JUN 2015	SEP 2015	DEC 2015	DEC 2015	DEC 2014

Copper
Metals production is payable metal unless otherwise stated.

Escondida, Chile (1)
Material mined	(kt)	103,750	91,139	96,337	110,067	109,200	219,267	197,224
Sulphide ore milled	(kt)	18,354	21,382	22,909	22,820	18,076	40,896	39,005
Average copper grade	(%)	1.45%	1.49%	1.32%	1.00%	0.99%	1.00%	1.32%
Production ex mill	(kt)	215.5	266.3	249.6	169.7	142.8	312.5	421.0

Production
Payable copper	(kt)	208.8	260.9	247.0	159.6	131.7	291.3	408.2
Copper cathode (EW)	(kt)	75.0	77.3	88.8	70.9	89.3	160.2	144.3
Payable gold concentrate	(troy oz)	12,710	21,265	25,554	23,805	17,889	41,694	34,690
Payable silver concentrate	(troy koz)	958	1,355	1,314	1,181	962	2,143	2,117

Sales
Payable copper	(kt)	203.2	269.6	243.0	157.6	123.8	281.4	406.5
Copper cathode (EW)	(kt)	79.8	64.9	101.4	63.8	101.1	164.9	143.9
Payable gold concentrate	(troy oz)	12,710	21,265	25,554	23,805	17,889	41,694	34,690
Payable silver concentrate	(troy koz)	958	1,355	1,314	1,181	962	2,143	2,118

(1) Shown on a 100% basis. BHP Billiton interest in saleable production is 57.5%.

Pampa Norte, Chile
Cerro Colorado
Material mined	(kt)	16,124	15,030	14,211	13,870	14,930	28,800	31,641
Ore milled	(kt)	4,446	4,501	4,798	4,703	4,856	9,559	8,635
Average copper grade	(%)	0.70%	0.68%	0.70%	0.64%	0.82%	0.73%	0.73%

Production
Copper cathode (EW)	(kt)	20.6	21.5	20.4	13.7	18.8	32.5	36.3

Sales
Copper cathode (EW)	(kt)	21.0	22.0	20.8	13.0	19.7	32.7	41.0

Spence
Material mined	(kt)	23,422	21,429	21,062	22,922	21,593	44,515	47,660
Ore milled	(kt)	4,560	3,783	4,082	4,919	5,146	10,065	8,969
Average copper grade	(%)	1.20%	1.06%	1.24%	1.41%	1.30%	1.35%	1.26%

Production
Copper cathode (EW)	(kt)	49.0	45.0	37.3	43.1	50.2	93.3	89.1

Sales
Copper cathode (EW)	(kt)	51.8	45.0	40.6	38.2	56.1	94.3	88.7

BHP Billiton Operational Review for the half year ended 31 December 2015	15

PRODUCTION AND SALES REPORT

		QUARTER ENDED					YEAR TO DATE
		DEC 2014	MAR 2015	JUN 2015	SEP 2015	DEC 2015	DEC 2015	DEC 2014

Copper (continued)
Metals production is payable metal unless otherwise stated.

Antamina, Peru
Material mined (100%)	(kt)	43,793	49,787	56,944	56,793	52,130	108,923	98,468
Sulphide ore milled (100%)	(kt)	13,594	12,880	14,831	14,300	14,184	28,484	25,964
Average head grades
- Copper	(%)	0.74%	0.79%	0.74%	0.88%	0.92%	0.90%	0.77%
- Zinc	(%)	0.66%	0.69%	0.56%	0.79%	0.55%	0.67%	0.75%

Production
Payable copper	(kt)	27.3	26.7	28.0	35.1	37.2	72.3	53.0
Payable zinc	(t)	16,271	13,571	15,857	20,597	16,454	37,051	37,007
Payable silver	(troy koz)	885	872	1,115	1,766	1,636	3,402	1,839
Payable lead	(t)	486	493	448	857	1,024	1,881	1,119
Payable molybdenum	(t)	75	151	206	92	232	324	115

Sales
Payable copper	(kt)	29.8	26.5	26.3	30.8	42.9	73.7	56.1
Payable zinc	(t)	21,459	15,545	13,645	18,747	20,423	39,170	34,371
Payable silver	(troy koz)	1,026	915	911	1,522	2,048	3,570	1,922
Payable lead	(t)	711	461	624	266	1,056	1,322	1,031
Payable molybdenum	(t)	90	163	157	156	138	294	140

Olympic Dam, Australia
Material mined (1)	(kt)	2,667	2,186	1,773	2,357	2,372	4,729	5,359
Ore milled	(kt)	2,776	1,477	1,469	2,727	2,767	5,494	4,982
Average copper grade	(%)	1.70%	1.88%	1.97%	1.64%	2.22%	1.93%	1.82%
Average uranium grade	(kg/t)	0.52	0.56	0.62	0.60	0.62	0.61	0.56

Production
Copper cathode (ER and EW)	(kt)	43.0	28.6	13.7	54.9	57.4	112.3	82.2
Uranium oxide concentrate	(t)	1,076	607	595	1,161	1,386	2,547	1,942
Refined gold	(troy oz)	38,537	26,441	9,438	29,349	39,299	68,648	68,901
Refined silver	(troy koz)	243	172	55	246	265	511	497

Sales
Copper cathode (ER and EW)	(kt)	43.0	30.7	14.5	52.5	57.3	109.8	82.1
Uranium oxide concentrate	(t)	1,125	877	818	677	1,013	1,690	1,973
Refined gold	(troy oz)	34,938	31,938	9,064	25,598	39,168	64,766	65,645
Refined silver	(troy koz)	238	206	61	213	265	478	465

(1) Material mined refers to run of mine ore mined and hoisted.

BHP Billiton Operational Review for the half year ended 31 December 2015	16

PRODUCTION AND SALES REPORT

		QUARTER ENDED					YEAR TO DATE
		DEC 2014	MAR 2015	JUN 2015	SEP 2015	DEC 2015	DEC 2015	DEC 2014

Iron Ore
Iron ore production and sales are reported on a wet tonnes basis.

Pilbara, Australia
Production
Newman	(kt)	16,012	14,916	16,062	18,006	17,003	35,009	32,719
Area C Joint Venture	(kt)	11,314	13,201	12,214	12,163	11,723	23,886	24,579
Yandi Joint Venture	(kt)	17,694	16,798	17,452	16,886	15,960	32,846	34,301
Jimblebar (1)	(kt)	2,813	4,513	5,462	3,262	4,852	8,114	6,784
Wheelarra	(kt)	4,755	5,965	5,159	7,259	5,757	13,016	7,870

Total production	(kt)	52,588	55,393	56,349	57,576	55,295	112,871	106,253

Total production (100%)	(kt)	61,371	64,372	65,330	67,161	64,197	131,358	123,807

Sales
Lump	(kt)	12,661	12,617	13,234	14,003	13,886	27,889	25,427
Fines	(kt)	41,185	42,635	43,430	43,587	40,917	84,504	82,818

Total	(kt)	53,846	55,252	56,664	57,590	54,803	112,393	108,245

Total sales (100%)	(kt)	62,848	64,201	65,703	67,177	63,625	130,802	126,151

(1) Shown on a 100% basis. BHP Billiton interest in saleable production is 85%.

Samarco, Brazil
Production	(kt)	3,764	3,586	3,737	3,739	1,665	5,404	7,190

Sales	(kt)	4,151	2,876	3,627	3,531	2,425	5,956	7,454

BHP Billiton Operational Review for the half year ended 31 December 2015	17

PRODUCTION AND SALES REPORT

		QUARTER ENDED					YEAR TO DATE
		DEC 2014	MAR 2015	JUN 2015	SEP 2015	DEC 2015	DEC 2015	DEC 2014

Coal
Coal production is reported on the basis of saleable product.

Queensland Coal
Production (1)
BMA
Blackwater	(kt)	1,775	1,569	1,873	1,803	1,861	3,664	3,552
Goonyella	(kt)	2,350	1,951	2,065	1,868	1,941	3,809	4,494
Peak Downs	(kt)	1,235	1,263	1,469	1,164	1,323	2,487	2,379
Saraji	(kt)	1,257	1,033	1,194	1,037	1,000	2,037	2,279
Gregory Joint Venture	(kt)	994	607	885	707	609	1,316	1,802
Daunia	(kt)	617	489	649	698	616	1,314	1,245
Caval Ridge	(kt)	781	690	888	810	857	1,667	1,486

Total BMA	(kt)	9,009	7,602	9,023	8,087	8,207	16,294	17,237

BHP Billiton Mitsui Coal (2)
South Walker Creek	(kt)	1,236	1,282	1,384	1,511	1,275	2,786	2,627
Poitrel	(kt)	892	775	986	836	916	1,752	1,705

Total BHP Billiton Mitsui Coal	(kt)	2,128	2,057	2,370	2,347	2,191	4,538	4,332

Total Queensland Coal	(kt)	11,137	9,659	11,393	10,434	10,398	20,832	21,569

Sales
Coking coal	(kt)	8,379	7,118	7,616	7,015	7,642	14,657	15,685
Weak coking coal	(kt)	2,670	2,720	2,850	3,246	2,695	5,941	5,529
Thermal coal	(kt)	171	182	375	86	290	376	214

Total	(kt)	11,220	10,020	10,841	10,347	10,627	20,974	21,428

(1) Production figures include some thermal coal.
(2) Shown on a 100% basis. BHP Billiton interest in saleable production is 80%.

Haju, Indonesia (1)
Production	(kt)	—	—	—	15	87	102	—

(1) Shown on 100% basis. BHP Billiton interest in saleable production is 75%.

New Mexico, USA
Production
Navajo Coal (1)	(kt)	1,064	1,156	1,395	1,270	1,403	2,673	2,307
San Juan Coal	(kt)	1,448	1,091	1,179	1,406	1,229	2,635	2,895

Total	(kt)	2,512	2,247	2,574	2,676	2,632	5,308	5,202

Sales thermal coal - local utility		2,592	2,177	2,539	2,671	2,661	5,332	5,315

(1)    BHP Billiton completed the sale of Navajo Mine on 30 December 2013. As BHP Billiton will retain control of the mine until full consideration is received, production will continue to be reported by the Group.

NSW Energy Coal, Australia
Production	(kt)	4,608	5,252	5,086	4,644	4,277	8,921	9,360

Sales
Export thermal coal	(kt)	4,625	4,897	4,550	4,130	5,081	9,211	9,412
Inland thermal coal	(kt)	228	337	286	253	229	482	599

Total	(kt)	4,853	5,234	4,836	4,383	5,310	9,693	10,011

Cerrejón, Colombia
Production	(kt)	3,003	2,975	2,944	2,527	2,628	5,155	5,372

Sales thermal coal - export	(kt)	2,732	3,005	2,766	2,853	2,565	5,418	5,809

BHP Billiton Operational Review for the half year ended 31 December 2015	18

PRODUCTION AND SALES REPORT

		QUARTER ENDED					YEAR TO DATE
		DEC 2014	MAR 2015	JUN 2015	SEP 2015	DEC 2015	DEC 2015	DEC 2014
Other
Nickel production is reported on the basis of saleable product

Nickel West, Australia
Production
Nickel contained in concentrate	(kt)	1.7	1.9	1.5	0.7	0.2	0.9	3.9
Nickel contained in finished matte	(kt)	5.5	6.1	3.9	5.0	2.6	7.6	14.6
Nickel metal	(kt)	16.5	13.9	13.9	16.4	12.4	28.8	30.2

Total nickel production	(kt)	23.7	21.9	19.3	22.1	15.2	37.3	48.7

Sales
Nickel contained in concentrate	(kt)	1.6	2.0	1.6	0.7	0.2	0.9	3.7
Nickel contained in finished matte	(kt)	7.4	6.4	4.4	4.2	3.7	7.9	14.0
Nickel metal	(kt)	17.5	13.5	15.7	15.6	12.1	27.7	29.4

Total nickel sales	(kt)	26.5	21.9	21.7	20.5	16.0	36.5	47.1

BHP Billiton Operational Review for the half year ended 31 December 2015	19

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: January 20, 2016	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary